DESCRIPTION:  FORM RW
ACCESSION NUMBER:  0001127431-00-000009
CIK:  0001108482
ASSIGNED SIC:  7389
FISCAL YEAR END:  1231

            DEALTIME.COM LTD.
            475 Fifth Avenue, 2d Floor
            New York, New York  10017


            October 8, 2001


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20949
Attn:  Barbara C. Jacobs

     Re:  DEALTIME COM LTD.
          Form S-1
          FILE NO. 333-33180

Ladies and Gentlemen:

            Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), DealTime.com Ltd. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-33180 (the "S-1 Registration Statement") last filed on December 22, 2000. The Company has elected not to proceed with the offering due to general market conditions. No sales of the Company's Common Stock have been or will be made pursuant to the S-1 Registration Statement. The Company may undertake a private offering in reliance on Rule 155(c) under the Act.
            If you have any questions, please call Runa Stephen of Gibson, Dunn & Crutcher LLP at (212) 351-4000 or the undersigned at (212) 905-8000.


            Very truly yours,

            DEALTIME.COM LTD.



            By: /s/ Ezra Katzen
                -----------------------------
                  Ezra Katzen
                  General Counsel